SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Continental Materials Corporation

(Name of Subject Company)

Continental Materials Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.25 Per Share

(Title of Class of Securities)

211615307

(CUSIP Number of Class of Securities)

Paul Ainsworth

Chief Financial Officer
Continental Materials Corporation
440 S. LaSalle Drive, Suite 3100
Chicago, IL 60605
(312) 541-7200

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Donald E. Figliulo
Polsinelli PC
150 N. Riverside Plaza, Suite 3000
Chicago, IL 60606
(312)-819-1900

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 20, 2020, Bee Street Holdings LLC, a Delaware limited liability company controlled by James G. Gidwitz, the Company’s Chairman and CEO, and certain members of his family (“Bee Street”), filed Amendment No. 1 to its Tender Offer Statement and Amendment No. 1 to its Rule 13e-3 Transaction Statement to amend and supplement the joint Schedule TO and Schedule 13E-3 filed with the Commission on February 27, 2020, under cover of Schedule TO (the “Schedule TO”), relating to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the “Shares”), of Continental Materials Corporation, a Delaware corporation (the “Company”), which are not currently held by Bee Street, at a purchase price of $9.50 per share, net to the holder in cash, without interest, less any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2020 (the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission on March 3, 2020 relating to the Offer. Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates, as stated below.

ITEM 2.   Identity and Background of the Filing Person.

Item 2 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs:

On March 18, 2020, by way of a press release, Bee Street announced the extension of the expiration time of the Offer to 5:00 p.m., New York City time, on April 3, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in Bee Street’s Schedule TO, and Bee Street also announced the waiver of certain conditions of the Offer with respect to certain events which had occurred, and certain effects known to Bee Street, on or before March 17, 2020.

On March 20, 2020, by way of a press release in the form attached hereto as Exhibit (a)(1)(vii), Bee Street announced the waiver of certain conditions of the Offer with respect to certain events which had occurred on or before March 19, 2020.

Bee Street filed Amendment No. 1 to the Schedule TO on March 20, 2020.

ITEM 4.   The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the disclosures appearing under the heading “No Opinion of the Board” on page 7, as follows:

On March 18, 2020, Bee Street issued a press release in which, among other things, it announced that it had extended the Offer. As so extended, the Offer is now scheduled to expire at 5:00 p.m., New York City time, on April 3, 2020, unless further extended or earlier terminated in accordance with the terms set forth in the Offer to Purchase and other documents filed by Bee Street.

Upon notification of the extension, directors Peter Thieriot and Darrell Trent finalized the terms upon which Value Incorporated (“Value”) was engaged as an independent financial advisor, to provide a report as to the valuation of the common stock in the Company on a per share basis, based on the most recent financial, market and economic data available. The Board expects that Value’s report will be issued and delivered to the Company’s stockholders prior to the final expiration date of the Offer.

The Board of Directors has not changed its decision to express no opinion and remain neutral with respect to the Offer.

ITEM 5.   Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of this Schedule 14D-9 is hereby amended and supplemented by removing the first paragraph thereof and adding in its place the following paragraphs:

At the direction of directors Thieriot and Trent, on March 18, 2020, Value was engaged to provide an independent analysis regarding the reasonable range of fair market value of the Company’s common stock, on a per share basis, to assist shareholders in the process of evaluating the Offer.  This independent valuation analysis will not include an opinion regarding the fairness of the Offer from a financial point of view.  No other purpose for Value’s analysis or work product is intended or should be inferred. The standard of value for Value’s analysis will be to report the “fair market value,” defined as the cash or cash-equivalent price at which property would change hands between a willing buyer and a willing seller, both being informed of the relevant facts and neither being compelled to buy or sell.

Value has agreed that its report, in the form of a valuation presentation, will include a discussion of the definition of the project, the Company’s background, Value’s financial analysis relating to the Company, and Value’s methodology, assumptions, judgments, calculations and conclusions in presenting such analysis. In addition,

Value has agreed to prepare a narrative discussion of its valuation analysis for inclusion in an amendment to this Schedule 14D-9.  Value has advised the Company that it anticipates issuing its report by April 3, 2020, the date to which Bee Street has extended the Offer.

Pursuant to the directives of the Board of Directors, the Company will, if and when Value’s report becomes available in final form, file such report publicly with the SEC as an exhibit to an amendment of this Schedule 14D-9 so that such report will be available to the Company’s stockholders as additional information which may be useful when considering the Offer.

Pursuant to the terms of their engagement, the Company will pay Value a one-time fee of $240,000 for its services in rendering the report, which amount is inclusive of Value’s reasonable expenses to be incurred in connection with its work under the engagement letter. In addition, the Company has agreed to indemnify Value, as well as its employees, officers, directors and shareholders, against losses, claims, damages, liabilities and expenses (including the reasonable cost of investigating and defending against any claims therefore and reasonable counsel fees and expenses) incurred in connection with Value’s engagement.

ITEM 8.   Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the disclosures appearing under the heading “Certain Legal and Regulatory Matters” on page 12, as follows:

Alan Kahn, a stockholder of the Company, applied to the Court of Chancery of the State of Delaware pursuant to Section 220 of the DGCL for an order permitting inspection of the Company’s books and records, including books and records related to the Transaction. The action, captioned Kahn v. Continental Materials Corporation, Civil Action No. 2020-0205 (Del. Ch.), follows (a) the Company’s rejection of Mr. Kahn’s demand for these books and records as improper, and (b) the Company’s offer to produce a significant subset of documents that had been requested.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL MATERIALS CORPORATION

By:	/s/ PAUL AINSWORTH
	Name:	Paul Ainsworth
	Title:	Chief Financial Officer
	Dated:	March 24, 2020